Mail Stop 3561

August 30, 2007

Mr. Michael H. Madison
President and Chief Executive Officer
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana   71360

> **Re: Cleco Corporation**
> **Cleco Power LLC**
> **Form 10-K Amendment No. 3 for Fiscal Year Ended December 31, 2006**
> **Filed August 9, 2007**
> **Form 10-Q Amendment No. 2 for Fiscal Quarter Ended March 31, 2007**
> **Filed August 9, 2007**
> **File Nos. 1-15759 and 1-05663**

Dear Mr. Madison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief